Exhibits; Dated January 17, 2006,

January 17, 2006

Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Barbara C. Jacobs and/or Daniel Lee

Regarding; the January 12, 2006 memo addressed to Ms. Carroll Corporate
Secretary of Seamless Wi-Fi, Inc. File No. 0-20259

Dear Ms. Jacobs

This is response to your memo regarding the Schedule 14A filed January 5, 2006.

Statement 1. Your Preliminary proxy statement indicates that your name is now
Seamless Wi-Fi, Inc. Our EDGAR system still indicates that your company's name
is Internet Business International, Inc. We further note the disclosure made in
your Form 8-K filed May 16, 2005 of your name change from Alpha Wireless
Broadband, Inc. to Seamless Wi-Fi, Inc. Please update your name with our Edgar
System. Please feel free to contact our EDGAR Filing Support at (202) 551-8900
for additional guidance. Please advise us how your name changes were implemented
without amending your charter to effect the changes in your name.

Response to Statement 1. The Company updated the EDGAR Filing System with the
invaluable help from the support staff on January 13, 2006.The Company thought
that with the filing of the 8-K regarding the name change, that our EDGARization
service we used did that automatically we were incorrect. Now since we know we
will update accordingly when changes occur. The name change for the corporation
was approved by the Board of Directors as stated in our 8-K that was filed June
28, 2005, this action did not require shareholder approval.

Statement 2. Other then your current preliminary proxy statement, we note that
you have not filed proxy statements with respect to any annual meeting since
your proxy statement filed on September 5, 2000. Please advise us why there have
been no proxy statements pertaining to an annual meeting that have been filed
since September 5, 2000.

PAGE 2 of the continued response: Regarding; the January 12, 2006 memo addressed to Ms. Carroll Corporate Secretary of Seamless Wi-Fi, Inc. File No. 0-20259

Response to Statement 2. The reason there have been no proxy statements filed since September 5, 2000 regarding annual meetings is because we have not held an annual meeting since 2000. This will be the first one since then.

The Company has not made any changes to the initial filing form 14A because your comments were questions regarding updating the Company information on the EDGAR system and when was the last annual meeting was held by the Company.

The Company understands that:

1.   It is responsible for the adequacy and accuracy of the disclosures in the filings.
2.   The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.   The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional comments please contact me as 775-588-2387.

Sincerely

/s/ Mildred Carroll
Mildred Carroll
Corporate Secretary
Seamless Wi-Fi, Inc

Exhibit Dated January 24, 2006

January 24, 2006

Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Daniel Lee

Regarding; the January 23, 2006 conversation with Mr. Tow regarding Seamless
Wi-Fi, Inc. File No. 0-20259

Dear Mr. Lee

This is response to your conversation with Mr. Tow January 23, 2006 regarding
further clarification of the name change filed by the Company on June 28, 2005
and regarding share holder approval of the name change.

The name change for the corporation from Alpha Wireless Broadband, In. to
Seamless Wi-Fi, Inc was approved by the Board of Directors on May 16, 2005, as
permitted by the company bylaws and in line with NRS-78 [Nevada Revised Statutes
for Corporations], as stated in our 8-K that was filed June 28, 2005, this
action did not require shareholder approval.

As you requested a new 8K will be filed with the paragraph above included in the
filing regarding the name change.

If you have additional comments please contact me as 775-588-2387.

Sincerely
/s/ Mildred Carroll
Mildred Carroll
Corporate Secretary
Seamless Wi-Fi, Inc
Cc. Albert Reda and Marc Tow Esq.

Via US Mail and Facsimile

Exhibit Dated February 8, 2006.

February 8, 2006

Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Daniel Lee

Regarding; the January 23, 2006 conversation with Mr. Tow regarding Seamless
Wi-Fi, Inc.
File No. 0-20259

Dear Mr. Lee

This is response to your conversation with Mr. Tow January 23, 2006 regarding
further clarification of the name change filed by the Company on June 28, 2005
and regarding share holder approval of the name change. This is also a
correction as per our previous communication.

The name change for the corporation from Alpha Wireless Broadband, In. to
Seamless Wi-Fi, Inc was approved by the Board of Directors on May 16, 2005, as
permitted by the company bylaws and in line with NRS-78 [Nevada Revised Statutes
for Corporations], as stated in our 8-K that was filed June 28, 2005, and a
change in an article of incorporation requires consent and approval by the
majority of the corporations shareholders. The consent and approval by the
majority of the Shareholders was obtained in a subsequent action May 19, 2005.
The reason this was not disclosed in earlier communications because we forgot
that we obtained share holder approval. When we filed the May 25, 2005 amendment
with the state of Nevada we confirmed that we had a majority of the shareholders
consent and approval for the name change.

We will file a new 8K that will include the correction regarding the fact that
we did obtain the consent and approval of the majority of the shareholders for
the name change.

If you have additional comments please contact me as 775-588-2387.

Sincerely
/s/Mildred Carroll
Mildred Carroll
Corporate Secretary
Seamless Wi-Fi, Inc
Cc. Albert Reda and Marc Tow Esq.
Via US Mail and Facsimile